EXHIBIT 1A – 6(C)

The TechSoup Master Partnership Agreement

Cover sheet

Note: The attached Agreement between TechSoup and the Organization listed below will, upon execution by both parties, become effective as of the Effective Date listed in the preamble of the Agreement. each of the steps listed in this cover section must be completed before execution, as determined by TechSoup in its sole and absolute discretion.

1. EFFECTIVE DATE: [DATE]

2. PARTIES

TechSoup Global 435 Brannan Street, Suite 100 San Francisco, CA 94017 U.S.A.	[ORGANIZATION] [ADDRESS]
Attention: Lynn van Housen	Attention: [AUTHORIZED SIGNATORY]
Phone: +(1) 415 633 9300	Phone: +
Fax: +(1) 415 633 9400	Fax: +

3. COMPLETION AND APPROVAL

	Description	Approved by TechSoup (Initial):

☐	Checklist/Background on Organization
☐	References on Organization
☐	Cover Section

4. ADDITIONAL AGREEMENTS

	Description:	Effective Date:	Approved by TechSoup (Initial):

☐	Exhibit A-1: Local Technology Assistance Program Agreement	[Date]
☐	Exhibit A-2: Local Technology Assistance Program Agreement (Non-Hosting)	[Date]
☐	Exhibit A-3: Global Expansion Program Agreement	[Date]
☐	Exhibit A-4: Marketing Agreement	[Date]

TechSoup Master Partnership Agreement Last revised 9/6/16	Cover Sheet

Master Partnership Agreement

This Master Partnership Agreement (“Agreement”) is made effective as of [Date] (“Effective Date”) by and between TechSoup Global, a California nonprofit public benefit corporation having its registered office at 435 Brannan Street, Suite 100, San Francisco, California 94107 (“TechSoup”) and [Organization], a nonprofit organization incorporated in [Country] having its registered office at [Address] (“Organization”).

Recitals

Whereas, TechSoup has established and operates various programs to provide qualified nonprofit and nongovernmental organizations with technology resources and knowledge that empower them to operate at their full potential (each a “TechSoup Program”);

Whereas, TechSoup partners with organizations throughout the world to provide TechSoup Programs in various countries and these partner organizations, along with TechSoup, are collectively known as the TechSoup Global Network (the “Network”); and

Whereas, TechSoup and Organization desire to establish and launch one or more TechSoup Programs as set forth in this Agreement, and Organization desires to join the Network.

Now Therefore, the Parties hereby agree as follows:

Agreement

1. TechSoup Programs.

1.1 Participation in TechSoup Programs; Additional Agreements. During the term of this Agreement, TechSoup and Organization may enter into one or more additional agreements (each an “Additional Agreement”) governing the specific terms of a TechSoup Program to be adopted or implemented by Organization. Each such Additional Agreement shall be attached to this Agreement as Exhibit A-1, Exhibit A-2, etc.

1.2 Status of Agreement. This Agreement shall govern the relationship between TechSoup and Organization, and the Parties shall take all steps within their powers to ensure that the provisions of this Agreement are properly and promptly observed and given full force and effect according to the spirit and intention of this Agreement. If any provision in an Additional Agreement conflicts with any provision of this Agreement, this Agreement shall prevail to the maximum extent permitted by applicable law.

1.3 Compliance with Laws.

(a) Notwithstanding any obligation, instruction, direction or requirement of this Agreement, Organization is responsible for compliance with and will comply with all applicable laws, rules, and regulations in connection with all TechSoup Programs, including but not limited to applicable regulations regarding processing and transfer of personal data.

(b) Organization and its personnel, agents and representatives agree to abide by the obligations imposed by the U.S. Foreign Corrupt Practices Act dealing with payments to governments or related persons or officials for the purpose of obtaining or retaining business for or with, or directing business to, any person. Accordingly, Organization agrees that no portion of monies paid or payable to Organization in connection with any TechSoup Program shall, directly or indirectly, be paid, received, transferred, loaned, offered, promised or furnished to or for the use of any officer or employee of any government department, agency, instrumentality or corporation thereof, or any political party or any official of such party or candidate for office, or any person acting for or on behalf of any of the foregoing, for the purpose of obtaining or retaining business for or with, or directing business to, any person.

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(c) Organization and its personnel, agents and representatives agree to abide by the obligations imposed by the USA PATRIOT Act, Executive Order 13224, and other regulations dealing with terrorism and individuals and/or groups conducting terrorist activities. Accordingly, Organization agrees that it does not and will not knowingly: (i) assist in, (ii) sponsor or provide financial, material, or technology support for, or (iii) provide financial or other services to or in support of any acts of terrorism or any individuals or groups conducting terrorist activities.

(d) Neither party will commit any act or omission that would tarnish the reputation of TechSoup, the Network, or any TechSoup Program. Neither party will engage in any illegal or unethical practice, including, without limitation, activities relating to the marketing, promoting, advertising or managing of any TechSoup Program.

2. OWNERSHIP OF Intellectual Property. Organization acknowledges that, as between the parties, TechSoup owns and will retain all right, title and interest in and to any and all worldwide intellectual property and proprietary rights embodied in or applicable to the TechSoup Programs, including but not limited to: (a) any trademarks, service marks, and trade names of TechSoup (“TechSoup Marks”); (b) any TechSoup proprietary software provided for use by Organization in connection with the operation of any TechSoup Program (“TechSoup Software”); and (c) any other TechSoup proprietary information and materials (“TechSoup Materials”) including but not limited to documents related to validation of nonprofits or determination of eligibility of nonprofits for a particular TechSoup Program. Organization further acknowledges that it will have no rights with respect to any of the foregoing other than the rights expressly set forth in this Agreement or in an Additional Agreement. There are no implied licenses under this Agreement, and any rights not expressly granted to Organization hereunder are reserved by TechSoup. Organization will not remove, alter, or obscure any proprietary notices (including copyright notices) of TechSoup or its suppliers on any TechSoup Marks, TechSoup Materials, or TechSoup Software.

3. Relationship. With respect to each other, the parties are and at all times will be independent contractors in all matters relating to this Agreement, and this Agreement shall not be construed to create any association, partnership, joint venture, employment, or agency relationship between the parties. Organization has no power or authority to bind or commit TechSoup to any obligation in any way. Neither Organization nor its employees or contractors are employees of TechSoup for any purpose within the meaning or application of any federal, state, or local employment laws, unemployment insurance laws, social security laws, workers’ compensation laws, or industrial accident laws, or under any other laws or regulations that impute any obligation or liability to TechSoup by reason of any employment or similar relationship.

4. Term and Termination.

4.1 Term. Unless earlier terminated pursuant to Section 4.2, the initial term of this Agreement will begin on the Effective Date and will conclude after a period of five (5) years. Thereafter, this Agreement will automatically renew for successive two (2) year terms unless either party gives written notice of its intent not to renew at least ninety (90) days before the expiration of the then-current term. Organization acknowledges and agrees that the rights granted in Section 4.3 are its only rights in connection with any expiration or termination of this Agreement, and Organization irrevocably waives any other right or claim it may have otherwise had for compensation from TechSoup as a result of the expiration or termination of this Agreement. TechSoup and its affiliates, representatives, or agents will have the right after any expiration or termination of this Agreement to deal with any and all persons and entities who dealt with Organization during the term of this Agreement, without any liability of any kind to Organization.

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4.2 Termination.

(a) Either party may terminate this Agreement upon a minimum of ninety (90) days written notice to the other party (the “Notice Period”). During the Notice Period and for four (4) months thereafter, in addition to the obligations set forth elsewhere in this Agreement or any Additional Agreement(s), and as requested by either party, the other party will provide reasonable cooperation and assistance to ensure a smooth and orderly transition of any TechSoup Programs to TechSoup or a third party designated by TechSoup.

(b) Either party may terminate this Agreement if the other party breaches any provision of this Agreement and either the breach cannot be cured or, if the breach can be cured, it is not cured by the other party within thirty (30) days after the other party’s receipt of written notice of such breach.

(c) TechSoup may terminate this Agreement immediately if it determines in its reasonable discretion that Organization’s continued operation of any TechSoup Program could expose TechSoup to any liability.

4.3 Effects of Termination. Upon termination or expiration of this Agreement for any reason, the rights granted herein will immediately terminate. The parties will work in good faith on the following actions to be taken within thirty (30) days of termination. Organization will:

(a) discontinue all use of the TechSoup Marks and return to TechSoup all materials relating to the TechSoup Programs, including all TechSoup Software and TechSoup Materials;

(b) cease use of the TechSoup Software and provide TechSoup a backup of the latest data as of the date of termination; and

(c) not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning TechSoup or the Network, or any of TechSoup’s employees or officers.

4.4 Survival. Sections 2, 3, 4.1, 4.3, 4.4, 5, 6.2, 7, and 8, and any sections required for the construction of such provisions will survive any expiration or termination of this Agreement.

5. Confidentiality.

5.1 Confidential Information. Each party (the “Disclosing Party”) may from time to time during the term of this Agreement disclose to the other party (the “Receiving Party”) certain information regarding the Disclosing Party’s business, including technical, marketing, financial, employee, planning, and other confidential or proprietary information (“Confidential Information”). The Disclosing Party will mark all Confidential Information in tangible form as “confidential” or “proprietary” or with a similar legend. The Disclosing Party will identify all Confidential Information disclosed orally as confidential at the time of disclosure. Regardless of whether so marked or identified, however, any information that the Receiving Party knew or should have known, under the circumstances, was considered confidential or proprietary by the Disclosing Party, will be considered Confidential Information of the Disclosing Party.

5.2 Protection of Confidential Information. The Receiving Party will not use any Confidential Information of the Disclosing Party for any purpose not expressly permitted by this Agreement, and will disclose the Confidential Information of the Disclosing Party only to the employees or contractors of the Receiving Party who have a need to know such Confidential Information for purposes of this Agreement and who are under a duty of confidentiality no less restrictive than the Receiving Party’s duty hereunder. The Receiving Party will protect the Disclosing Party’s Confidential Information from unauthorized use, access, or disclosure in the same manner as the Receiving Party protects its own confidential or proprietary information of a similar nature and with no less than reasonable care.

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5.3 Exceptions. The Receiving Party’s obligations under Section 5.2 with respect to any Confidential Information of the Disclosing Party will terminate if such information: (a) was already lawfully known to the Receiving Party at the time of disclosure by the Disclosing Party; (b) is disclosed to the Receiving Party by a third party who had the right to make such disclosure without any confidentiality restrictions; or (c) is, or through no fault of the Receiving Party has become, generally available to the public. In addition, the Receiving Party will be allowed to disclose Confidential Information of the Disclosing Party to the extent that such disclosure is: (x) approved in writing by the Disclosing Party, or
(y) necessary for the Receiving Party to enforce its rights under this Agreement in connection with a legal proceeding. In addition, the Receiving Party may disclose the Confidential Information of the Disclosing Party without breaching this Agreement to the extent such disclosure is required by law or by the order of a court or similar judicial or administrative body, provided that the Receiving Party notifies the Disclosing Party of such required disclosure promptly and in writing and cooperates with the Disclosing Party, at the Disclosing Party’s request and expense, in any lawful action to contest or limit the scope of such required disclosure.

5.4 Return of Confidential Information. Upon the written request of the Disclosing Party or the expiration or termination of this Agreement, whichever comes first, the Receiving Party will: (a) return to the Disclosing Party, or destroy at the Disclosing Party’s request, all tangible copies incorporating, in whole or in part, the Disclosing Party’s Confidential Information, (b) will erase all electronic copies of such Confidential Information, and (c) will certify to the Disclosing Party that it has complied with the requirements of this Section 5.4.

5.5 Confidentiality of Agreement. Neither party will disclose any terms of this Agreement to anyone other than its attorneys, accountants, and other professional advisors under a duty of confidentiality except: (a) as required by law, (b) pursuant to a mutually agreeable press release or (c) in connection with a proposed merger, financing, or sale of such party’s business (provided that any third party to whom the terms of this Agreement are to be disclosed signs a confidentiality agreement reasonably satisfactory to the other party to this Agreement).

6. Warranties.

6.1 Mutual Warranties. Each party represents, warrants, and covenants to the other party that: (a) it is and will remain a valid not-for-profit organization or an organization serving not-for-profit organizations in the country of its registered office; (b) its performance of its obligations under this Agreement will not breach any agreement between it and a third party and it has not and will not enter into any agreement that is inconsistent with this Agreement; (c) it will not make any representation, warranty, or guarantee, whether written or oral, to any third party regarding or with respect to the other party.

6.2 Organization Warranty. Organization represents, warrants, and covenants to TechSoup that it has obtained all licenses, authorizations, approvals, consents or permits required by applicable laws (including the rules and regulations of all authorities having jurisdiction over the transfer of data) to perform its obligations under this Agreement.

6.3 DISCLAIMER. TECHSOUP DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED, OR STATUTORY, REGARDING THE TECHSOUP PROGRAMS, TECHSOUP SOFTWARE, TECHSOUP MATERIALS, OR ANY OTHER MATERIALS AND/OR SERVICES PROVIDED BY TECHSOUP UNDER THIS AGREEMENT, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, TITLE, OR FITNESS FOR A PARTICULAR PURPOSE. THE TECHSOUP SOFTWARE IS PROVIDED “AS-IS” AND WITH ALL FAULTS, AND THE ENTIRE RISK AS TO SATISFACTORY QUALITY, ACCURACY, AND EFFORT IS WITH ORGANIZATION. ORGANIZATION ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED ON ANY ORAL OR WRITTEN INFORMATION OR ADVICE, WHETHER GIVEN BY TECHSOUP, ITS AGENTS, OR EMPLOYEES.

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7. Limitation of Liability. EXCEPT FOR A BREACH OF SECTION 5, IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY CONSEQUENTIAL, INDIRECT, EXEMPLARY, SPECIAL, OR INCIDENTAL DAMAGES, INCLUDING ANY LOST DATA AND LOST PROFITS, ARISING FROM OR RELATING TO THIS AGREEMENT.

8. Miscellaneous.

8.1 Assignments. Organization may not assign or transfer, by operation of law or otherwise, any of its rights under this Agreement or delegate any of its duties under this Agreement to any third party without TechSoup’s prior written consent. Any attempted assignment or transfer in violation of the foregoing will be void.

8.2 Notices. All notices, consents and approvals under this Agreement must be delivered in writing by international courier, by e-mail of a PDF document, or by certified or registered airmail, (postage prepaid and return receipt requested) to the other party at the address set forth on the Cover Section to this Agreement, and will be effective upon actual receipt if within normal business hours at the place of receipt, otherwise at 09:00 am on the next business day in the place of receipt, or five (5) business days after being deposited in the mail as required above, whichever occurs sooner. Either party may change its address by giving notice of the new address to the other party.

8.3 Governing Law; Arbitration. This Agreement will be governed by the laws of the State of California without regard to its conflict of laws principles. The United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement. All disputes, controversies or claims between the parties arising from or in relation to this Agreement, including the formation, interpretation, breach, or termination thereof, including whether the claims asserted are arbitrable, will be referred to arbitration in accordance with the International Arbitration Rules of JAMS before a single arbitrator jointly selected by the parties or, if the parties are unable to agree, by JAMS. The arbitration hearings will be conducted in the English language and will take place in San Francisco, California. The decision of the arbitrator will be final, binding and conclusive upon the parties. Each party will bear its own costs incurred in such arbitration proceeding. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Notwithstanding the foregoing, each party reserves the right to seek immediate injunctive relief in a court of competent jurisdiction as it deems necessary to protect its intellectual property or Confidential Information.

8.4 Waivers. All waivers must be in writing. Any waiver or failure to enforce any provision of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

8.5 Severability. If any provision of this Agreement is unenforceable, such provision will be changed and interpreted to accomplish the objectives of such provision to the greatest extent possible under applicable law and the remaining provisions will continue in full force and effect.

8.6 Construction. The headings of Sections of this Agreement are for convenience and are not to be used in interpreting this Agreement. As used in this Agreement, the word “including” means “including but not limited to.”

8.7 Counterparts; Execution. This Agreement may be executed in counterparts, each of which will be considered an original, but all of which together will constitute the same instrument. In no event will either party be bound to perform until this Agreement is executed by a duly authorized official of that party. Each party warrants that the person(s) signing this Agreement on such party’s behalf has been duly authorized and empowered to enter into this Agreement.

8.8 Entire Agreement. This Agreement constitutes the entire agreement between the parties regarding the subject hereof and supersedes all prior or contemporaneous agreements, understandings, and communication, whether written or oral. This Agreement may be amended only by a written document signed by both parties.

8.9 Language. This agreement is drafted in the English language. If this agreement is translated into any other language, the English language text shall prevail. Any notice given under or in connection with this Agreement shall be in the English language and all other documents provided under or in connection with this Agreement shall be in the English language, or accompanied by a certified English translation. If any such document is translated into any other language, the English language text shall prevail.

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In Witness Whereof, the parties have executed this Agreement as of the Effective Date.

Techsoup Global	[organization]

By:	By:

Name: Lynn van Housen	Name: [NAME]

Title: VP, Network	Title: [TITLE]

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Exhibit A

Additional Agreements

[ATTACH ADDITIONAL AGREEMENTS HERE]

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